

บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED
33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok 10500
Tel. (66) 0-2632-7071 Facsimile : (66) 0-2236-1982
E-mail : afcny6@ksc.th.com http://www.asiafiber.com
เลขทะเบียน บมจ. 237



ISO 9001 REGISTERED



05008284

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
UNITED STATES OF AMERICA



SUPPL
PROCESSED
MAY 2 4 2005
THOMSON
FINANCIAL
SEC MAIL
RECEIVED
PROCESSING
MAY 1 8 2005
WASH, D.C.
202
SECTION

Attention: International Corporate Finance
Re: Asia Fiber Public Company Limited
Rule l2g3-2 (b) Exemption
File No. 82-2842

Ladies and Gentlemen:

Pursuant to Rule 12g3-2 (b) (1) (iii), and on behalf of Asia Fiber Public Company Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 4, 1990.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Securities and Exchange Commission (the "SEC") or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-66-2) 237-5928 or (011-66-2) 632-7071 in Bangkok, Thailand if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to Andrew J. Delaney, Esq., Skadden, Arps, Slate, Meagher & Flom, 919 Third Avenue, New York, NY 10022 in the enclosed self-addressed stamped envelope.

Thank you for your attention.

Very truly yours,



AFC
ASIA FIBER PUBLIC COMPANY LIMITED

Mr.Chen Namchaisiri

President

5/24

(File No. 82-2842)
Annex A to Letter to the SEC
dated May 16, 2005 of
Asia Fiber Public Company Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 4, 1990:

Description of Document	Check if Enclosed
Title: __________ Annual Report Date: as of _______________ Entity requiring item: The Securities Exchange of Thailand (the "SET") pursuant to its rules governing listed companies.	________
Title: Audited Financial Information for Years Ended _____, 200 and 200 Date: as of _________, 200 and - . Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Unaudited Financial Information for Years Ended __________ __ , 200__ and 200__ Date: as of __________ __ , 200__ and 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Interim Financial Information for Three Months Ended March 31,2005 and Review Report of Certified Public Accountant Date: as of May 16, 2005 . Entity requiring item: The SET pursuant to its rules governing listed companies.	X
Title: Invitation to Shareholders to Attend Ordinary Meeting on ____________ ___, Date: _____________ ___, Entity requiring item: Pursuant to the Civil and Commercial Code of Thailand	

Description of Document	Check if Enclosed
Title: Proxy Form for Ordinary Meeting of Shareholders on ___________ __, 200 __ Date: ___________ __ , 200__ Entity requiring item: Pursuant to the Civil and Commercial Code of Thailand.	________
Title: Prospectus for the Offering of ________________ Shares of Common Stock of the Company Date: ___________ __ , 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Minutes of the _______________ Shareholders Meeting Date: ___________ __ , 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Press Release Date: ___________ __ , 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________

Other:

Title: Date: ___________ __ , 200__ Entity requiring item:	________

ASIA FIBER PUBLIC COMPANY LIMITED

Interim Financial Statements

For the periods ended March 31, 2005

and

Review Report of Certified Public Accountant


SEC MAIL PROCESSING
RECEIVED
MAY 18 2005
WASH., D.C.
202
SECTION



Horwath
บริษัท โฮร์เวิร์ (ประเทศไทย) จำกัด
HORWATH (THAILAND) LIMITED
Certified Public Accountants
Member Horwath International

REVIEW REPORT OF CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors of Asia Fiber Public Company Limited

I have reviewed the balance sheet of Asia Fiber Public Company Limited as at March 31, 2005, and the statement of income for the three-month and nine-month periods ended March 31, 2005 and the statements of changes in shareholders' equity and cash flows for the nine-month period ended March 31, 2005. The management of Asia Fiber Public Company Limited is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my review. The statement of income for the three-month and nine-month periods ended March 31, 2004 and the statements of changes in shareholders' equity and cash flows for the nine-month period ended March 31, 2004 of Asia Fiber Public Company Limited, which are presented for comparative purpose, were reviewed by other auditor whose report dated May 11, 2004, stated that nothing had come to her attention that caused her to believe that such financial statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I conducted my review in accordance with auditing standards applicable to review engagements. This Standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. Accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my review, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The financial statements of Asia Fiber Public Company Limited for the year ended June 30, 2004 were audited by other auditor whose report dated August 24, 2004, expressed an unqualified opinion on those statements. The balance sheet of Asia Fiber Public Company Limited as at June 30, 2004, which has been presented herein for comparative purpose, is a component of those financial statements.

(Apichart Sayasit)
Certified Public Accountant
Registration No. 4229

Horwath (Thailand) Limited
Bangkok
May 10, 2005


AFC
ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED

BALANCE SHEETS

AS AT MARCH 31, 2005 AND JUNE 30, 2004

ASSETS

		In Thousand Baht	
	Notes	March 31, 2005 "Unaudited" "Reviewed"	June 30, 2004 "Audited"
CURRENT ASSETS			
Cash and cash equivalents		19,874	49,867
Short-term investment in fixed deposit		-	1,654
Trade account receivables - net			
- Related companies	3	99,879	102,008
- Other companies	4	145,459	158,525
Inventories - net		362,192	275,578
Inventories in transit		129,404	46,944
Other current assets		19,673	12,934
Total Current Assets		776,481	647,510
NON-CURRENT ASSETS			
Investment in common shares of associated company - at equity method	5	-	-
Investment in common shares of other company (general investment) - at cost	6	500	500
Property, plant and equipment - net	7, 8, 9	497,681	537,522
Other non-current assets		520	512
Total Non-Current Assets		498,701	538,534
TOTAL ASSETS		1,275,182	1,186,044


AFC
ASIA FIBER PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

ASIA FIBER PUBLIC COMPANY LIMITED

BALANCE SHEETS

AS AT MARCH 31, 2005 AND JUNE 30, 2004

LIABILITIES AND SHAREHOLDERS' EQUITY

	Notes	March 31, 2005 "Unaudited" "Reviewed"	June 30, 2004 "Audited"
		In Thousand Baht	
CURRENT LIABILITIES			
Bank overdraft and short-term loans from financial institutions	7, 8	158,371	55,000
Trade account payables		36,684	47,524
Current portion of long-term loan	7, 9	-	8,571
Income tax payable		3,693	-
Other current liabilities		33,157	30,587
Total Current Liabilities		231,905	141,682
NON-CURRENT LIABILITY			
Long-term loan - net of current portion	7, 9	-	10,000
Total Liabilities		231,905	151,682
SHAREHOLDERS' EQUITY			
Share capital			
- Authorized share capital, common share 100,000,000 shares at Baht 10 par value of Baht 1,000,000,000			
- Issued and paid-up share capital, common share 45,572,498 shares at Baht 10 per share	10	455,725	455,725
Premium on share capital		369,500	369,500
Revaluation increment in land	7	247,992	250,082
Retained earnings (deficit)			
Appropriated for :			
- Legal reserve		16,248	16,248
- General reserve		1,358	1,358
Deficit		(47,546)	(58,551)
Shareholders' Equity - Net		1,043,277	1,034,362
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,275,182	1,186,044



AFC
บริษัท เอเชียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED
STATEMENTS OF INCOME
FOR EACH OF THE THREE-MONTH AND NINE-MONTH PERIODS ENDED MARCH 31, 2005 AND 2004

"Unaudited"
"Reviewed"

		In Thousand Baht			
		Three-Month Periods Ended March 31,		Nine-Month Periods Ended March 31,	
	Note	2005	2004	2005	2004
REVENUES	3				
Net sales		341,478	311,532	1,049,369	904,772
Service income		1,892	1,153	4,514	4,849
Other income		9,336	6,924	22,150	19,401
Total Revenues		352,706	319,609	1,076,033	929,022
EXPENSES					
Cost of sales		361,702	308,142	1,006,364	856,337
Cost of services		1,248	822	2,839	3,217
Selling and administrative expenses		14,819	15,274	49,966	47,470
Total Expenses		377,769	324,238	1,059,169	907,024
Profit (Loss) Before Interest Expense and Income Tax		(25,063)	(4,629)	16,864	21,998
Interest Expense		(1,207)	(757)	(2,166)	(3,497)
Income Tax		6,559	-	(3,693)	-
Profit (Loss) from Ordinary Activities		(19,711)	(5,386)	11,005	18,501
Extraordinary Item - Gain from debt compromising		-	-	-	20,752
NET PROFIT (LOSS)		(19,711)	(5,386)	11,005	39,253
Basic Earnings (Loss) per Share (Baht)					
Profit (Loss) from Ordinary Activities		(0.43)	(0.12)	0.24	0.41
Extraordinary Item		-	-	-	0.45
Net profit (loss)		(0.43)	(0.12)	0.24	0.86
Weighted Average Number of Common Share (Share)		45,572,498	45,572,498	45,572,498	45,572,459


AFC

ASIA FIBER PUBLIC COMPANY LIMITED
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR EACH OF THE NINE-MONTH PERIODS ENDED
MARCH 31, 2005 AND 2004

"Unaudited"
"Reviewed"

	In Thousand Baht						
	Issued and	Premium on	Revaluation	Retained Earnings			
	Paid-up	Share	Increment	Legal	General		
	Share Capital	Capital	in Land	Reserve	Reserve	Deficit	Net
Balance as at July 1, 2004	455,725	369,500	250,082	16,248	1,358	(58,551)	1,034,362
Reversal of revaluation increment in land	-	-	(2,090)	-	-	-	(2,090)
Net profit for the period	-	-	-	-	-	11,005	11,005
Balance as at March 31, 2005	455,725	369,500	247,992	16,248	1,358	(47,546)	1,043,277
Balance as at July 1, 2003	455,724	369,500	250,082	16,248	1,358	(130,546)	962,366
Increase in share capital	1	-	-	-	-	-	1
Net profit for the period	-	-	-	-	-	39,253	39,253
Balance as at March 31, 2004	455,725	369,500	250,082	16,248	1,358	(91,293)	1,001,620



The accompanying notes are an integral part of these financial statements

ASIA FIBER PUBLIC COMPANY LIMITED

STATEMENTS OF CASH FLOWS

FOR EACH OF THE NINE-MONTH PERIODS ENDED MARCH 31, 2005 AND 2004

"Unaudited"
"Reviewed"

	In Thousand Baht	
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net profit	11,005	39,253
Adjustments to reconcile net profit to net cash provided by (used in) operating activities		
Reversal of allowance for slow-moving spare parts for machinery	(49)	(326)
Depreciation	38,433	41,056
Loss (gain) on disposal of fixed assets	(1,275)	362
Use of spare parts for machinery	806	-
Unrealized gain on foreign exchange - net	(846)	(88)
Gain from debt compromising	-	(20,752)
Decrease (Increase) in Operating Assets:		
Trade account receivables	16,076	24,607
Inventories	(86,614)	13,097
Inventories in transit	(82,460)	(41,956)
Other current assets	(6,739)	(6,195)
Other non-current assets	(8)	171
Increase (Decrease) in Operating Liabilities:		
Trade account payables	(10,840)	(19,412)
Income tax payable	3,693	(26,388)
Other current liabilities	2,593	11,066
Net Cash Provided by (Used in) Operating Activities	(116,225)	14,495
CASH FLOWS FROM INVESTING ACTIVITIES:		
Decrease (increase) in short-term investment in fixed deposit	1,654	(7)
Cash proceeds from sales of fixed assets	1,275	478
Purchases of fixed assets	(1,439)	(39,044)
Net Cash Provided by (Used in) Investing Activities	1,490	(38,573)


AFC
ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED

STATEMENTS OF CASH FLOWS (Continued)

FOR EACH OF THE NINE-MONTH PERIODS ENDED MARCH 31, 2005 AND 2004

"Unaudited"
"Reviewed"

	In Thousand Baht	
	2005	2004
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase in bank overdrafts and short-term loans from financial instutions	103,313	27,323
Repayments of long-term loan	(18,571)	(6,429)
Cash proceeds from increase in share capital	-	1
Net Cash Provided by Financing Activities	84,742	20,895
NET DECREASE IN CASH AND CASH EQUIVALENTS	(29,993)	(3,183)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	49,867	41,405
CASH AND CASH EQUIVALENTS AT END OF PERIOD	19,874	38,222
Additional Cash Flow Information:		
Cash payments during the period for:		
- Interest expense	2,183	10,086
- Income tax (including withholding income tax deducted at sources)	10,318	142


AFC
ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED
Notes to Interim Financial Statements
March 31, 2005 and 2004 (Reviewed)
and June 30, 2004 (Audited)

1. BASIS OF INTERIM FINANCIAL STATEMENT PREPARATION

The accompanying interim financial statements have been prepared in Thai language, expressed in Thai Baht, and in conformity with generally accepted accounting principles in Thailand.

The interim financial statements have been prepared for providing an update on the financial statements for the year ended June 30, 2004. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended June 30, 2004.

The accounting standards, being adopted by the Company, may not be in conformity with generally accepted accounting principles practiced in other countries due to the accompanying interim financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Thailand. Accordingly, these interim financial statements have not been designed for those who are not familiar with Thai accounting principles and practices.

Other than those specified in notes to the annual and interim financial statements, all other balances presented in these interim financial statements are prepared under the historical cost basis.

For the convenience of the readers, an English version of interim financial statements has been translated from the Thai language interim financial statements, which are issued for domestic financial reporting purpose.

2. SIGNIFICANT ACCOUNTING POLICIES

The accompanying interim financial statements have been prepared in accordance with generally accepted accounting principles. Accounting policies that have been applied to the preparation of the interim financial statements for each of the three-month and nine-month periods ended March 31, 2005 and 2004 are similar to those have been applied to the financial statements for the year ended June 30, 2004.

3. TRANSACTIONS WITH RELATED COMPANIES

The Company has transactions with its related companies. A portion of the Company's assets and revenues represent transactions occurred with its related companies. These companies are related through common shareholders and/or directorships. Those transactions with related companies as included in the interim financial statements are determined at the prices in line with those occur in the normal course of business based on the market price in general or the price as stipulated in the agreement if no market price exists.

As at March 31, 2005 and June 30, 2004, the related companies consisted of:

Company's Name	Types of Relation	Relationship
Thai Far East Co., Ltd.	Related company	Directorship
T.F.E. Trading Co., Ltd.	Related company	Directorship
Thai Industries Development Co., Ltd.	Related company	Directorship
Asia Garment Co., Ltd.	Related company	Directorship
Thai Sewing Industrial Co., Ltd.	Related company	Directorship

As at March 31, 2005 and June 30, 2004, trade account receivables from related companies consisted of:

	In Thousand Baht	
	March 31, 2005	June 30, 2004
Thai Far East Co., Ltd.	107,510	107,929
T.F.E. Trading Co., Ltd.	19,324	19,395
Asia Garment Co., Ltd.	344	324
Thai Sewing Industrial Co., Ltd.	54	138
Thai Industries Development Co., Ltd.	-	1,575
Total	127,232	129,361
Less allowance for doubtful accounts	(27,353)	(27,353)
Net	99,879	102,008

The aging analysis of the above trade account receivables from related companies as at March 31, 2005 and June 30, 2004 are as follows:

	In Thousand Baht	
	March 31, 2005	June 30, 2004
Current to 3 months	397	3,047
Over 3 months to 6 months	-	856
Over 6 months to 12 months	1,052	372
Over 12 months	125,783	125,086
Total	127,232	129,361
Less allowance for doubtful accounts	(27,353)	(27,353)
Net	99,879	102,008

As at March 31, 2005 and June 30, 2004, the Company had long-outstanding (more than 6 months) trade account receivables from two related companies (Thai Far East Co., Ltd. and T.F.E. Trading Co., Ltd.) totalling Baht 126.8 million and Baht 125.5 million, respectively (the outstanding balances from these companies as at March 31, 2005 and June 30, 2004 totalling 126.8 million and Baht 127.3 million, respectively). The land and construction thereon of such companies are mortgaged as collateral for these receivables. The appraised value (based on report of an independent appraisal firm dated March 26, 2003) amounted to Baht 99.6 million. As at March 31, 2005 and June 30, 2004, the Company provided an allowance for doubtful accounts of Baht 27.4 million for these receivables. The management believes that such allowance is adequate to absorb possible losses on the difference of appraised value and the balance of these receivables.

The transactions with the related companies which included in the statements of income for each of the three-month and nine-month periods ended March 31, 2005 and 2004 are as follows:

		In Thousand Baht			
		Three-Month Periods Ended March 31,		Nine-Month Periods Ended March 31,	
	Policy of Pricing	2005	2004	2005	2004
Net sales	Market Price	1,754	7,843	6,678	12,766
Interest income	Negotiated Agreement	726	726	2,179	2,179



4. TRADE ACCOUNT RECEIVABLES - OTHER COMPANIES

The aging analysis of trade account receivables – other companies as at March 31, 2005 and June 30, 2004, are as follows:

	In Thousand Baht	
	March 31, 2005	June 30, 2004
Current to 3 months	153,970	166,951
Over 3 months to 6 months	40	-
Over 6 months to 12 months	-	1,669
Over 12 months	4,695	3,151
Total	158,705	171,771
Less allowance for doubtful accounts	(13,246)	(13,246)
Net	145,459	158,525

As at March 31, 2005 and June 30, 2004, the Company has long-outstanding (more than 12 months) trade account receivables, totalling Baht 4.7 million and Baht 3.2 million, respectively. As at March 31, 2005 and June 30, 2004, an allowance for doubtful accounts amounted to Baht 13.2 million. The management believes that such allowance is adequate to absorb possible losses on doubtful accounts.

5. INVESTMENT IN COMMON SHARES OF ASSOCIATED COMPANY – At Equity Method

				In Thousand Baht		
The Company Name	Type of Business	Relationship	% Share Holding	Paid-up Capital	At Cost Method	At Equity Method
As at March 31, 2005						
Prachin Power Co., Ltd.	Manufacturing	Directorship	31.12	43,286	13,471	-
As at June 30, 2004						
Prachin Power Co., Ltd.	Manufacturing	Directorship	31.12	43,286	13,471	-

6. INVESTMENT IN COMMON SHARES OF OTHER COMPANY (General Investment) – At Cost

	In Thousand Baht	
	March 31, 2005	June 30, 2004
Thai Caprolactam Public Company Limited	500	500



7. PROPERTY, PLANT AND EQUIPMENT - Net

The movements of property, plant and equipment during the nine-month period ended March 31, 2005 were as follows:

	In Thousand Baht
Beginning balance as at July 1, 2004	537,522
Additions/transfer in	1,439
Disposals/transfer out – net of accumulated depreciation	(806)
Decrease in the appraised value of land	(2,090)
Depreciation	(38,433)
Reversal of allowance for slow-moving spare parts for machinery	49
Ending balance as at March 31, 2005	497,681

Depreciation for each of the nine-month periods ended March 31, 2005 and 2004 amounting to approximately Baht 38.4 million and Baht 41.1 million, respectively.

The Company appraised its land by following Statement No. 32 issued by the Institute of Certified Accountants and Auditors of Thailand which allows the valuation of property, plant and equipment at appraisal amounts for financial statements reporting purposes.

As at June 30, 2004, the Company's land is stated at appraised values (based on reports of an independent appraisal firm dated March 16, 2000 and March 23, 1999). The excess of appraised value over cost of Baht 250.1 million is shown as "Revaluation increment in land" under "Shareholders' Equity" in the balance sheet.

As at March 31, 2005, the Company's land is stated at the new appraised value (based on report of an independent appraisal firm dated March 23, 2005), which decreases from the old appraised value by Baht 2.1 million. As a result, the revaluation increment in land as at March 31, 2005 was Baht 248 million. The revaluation increment in land is not available for dividend distribution.

As at March 31, 2005 and June 30, 2004, certain fixed assets with

a) The original costs totalling Baht 1,848.8 million and Baht 1,819 million, respectively, fully depreciated but they are still in active use.

b) The net carrying values totalling Baht 381.3 million and Baht 397.1 million, respectively, are mortgaged/pledged as collateral for bank overdraft, short-term loans and long-term loan as discussed in Notes 8 and 9.



8. BANK OVERDRAFT AND SHORT-TERM LOANS FROM FINANCIAL INSTITUTIONS

	In Thousand Baht	
	March 31, 2005	June 30, 2004
Bank overdraft	33	-
Trust receipts (interest rate at 3.97% p.a. to 5.18% p.a.)	58,338	-
Promissory notes (interest rate at 3.0% p.a. to 3.4% p.a. as at March 31, 2005 and 1.825% p.a. as at June 30, 2004)	100,000	55,000
Total	158,371	55,000

These loans are collateralized by a portion of the Company's land, building and structure, machinery and equipment.

As at March 31, 2005, the Company has overdraft lines with several local banks totalling Baht 35 million. An overdraft line of Baht 20 million is collateralized by a portion of the Company's land, and machinery and equipment as discussed in Note 7.

9. LONG-TERM LOAN

	Interest Rate (% p.a.)		In Thousand Baht	
	March 31, 2005	June 30, 2004	March 31, 2005	June 30, 2004
Loan from a local bank, repayable in 42 monthly installments starting from March 19, 2003	-	5.00	-	18,571
Less: Current portion of long-term loan			-	(8,571)
Net			-	10,000

As at June 30, 2004, this loan was collateralized by a portion of the Company's machinery and equipment as discussed in Note 7.

However, on September 30, 2004, the Company early repaid the entire outstanding loan from such local bank totalling Baht 17.4 million (consisted of loan principal of Baht 17.1 million, related accrued interest expense of Baht 0.1 million and early prepayment penalty of Baht 0.2 million).

10. SHARE CAPITAL

At the extraordinary shareholders' meeting held on December 4, 1996, the shareholders passed a special resolution to approve the additional cash contribution towards the Company's capital from Baht 372 million (divided into 37,200,000 shares at Baht 10 par value) to Baht 706.8 million (divided into 70,680,000 shares at Baht 10 par value). This can be made by issuing common shares of 18,600,000 shares and warrants to purchase common shares of 14,880,000 units. The holder of each warrant has the option to purchase 1 common share at the price of Baht 10 per share.

In January 1997, the Company partially received the amount of Baht 83.6 million (8,360,612 shares at Baht 10 par value) towards this increase in share capital, and issued warrants to purchase common shares of 6,688,384 units. In April 1998, a shareholder exercised its warrants to purchase 11,728 common shares at the price of Baht 10 per share.

At the ordinary shareholders' meeting held on October 15, 2001, the shareholders passed a resolution to extend the expired date of the warrants to purchase common shares to January 30, 2006.

In July 2002 and October 2003, two shareholders exercised their warrants to purchase 78 common shares and 80 common shares, respectively at the price of Baht 10 per share.

11. SEGMENTATION OF BUSINESS

	For the nine-month period ended March 31, 2005 (In Thousand Baht)		
	Local	Export	Total
Net sales	484,013	565,356	1,049,369
Services income	4,514	-	4,514
Total	488,527	565,356	1,053,883
Cost of sales	474,796	531,568	1,006,364
Cost of services	2,839	-	2,839
Total	477,635	531,568	1,009,203
Gross profit	10,892	33,788	44,680
Other income			22,150
Selling and administrative expenses			(49,966)
Interest expense			(2,166)
Income tax			(3,693)
Net profit			11,005

	For the nine-month period ended March 31, 2004 (In Thousand Baht)		
	Local	Export	Total
Net sales	462,257	442,515	904,772
Services income	4,849	-	4,849
Total	467,106	442,515	909,621
Cost of sales	423,964	432,373	856,337
Cost of services	3,217	-	3,217
Total	427,181	432,373	859,554
Gross profit	39,925	10,142	50,067
Other income			19,401
Selling and administrative expenses			(47,470)
Interest expense			(3,497)
Gain from debt compromising			20,752
Net profit			39,253

12. OTHERS

As at March 31, 2005, the Company had unused letters of credit amounting to Baht 151.5 million.



13. RECLASSIFICATION OF ACCOUNTS

Certain accounts in the balance sheet as at June 30, 2004 and the statement of income for the three-month and nine-month periods ended March 31, 2004 have been reclassified to conform with presentation of the interim financial statement for the periods ended March 31, 2005.

AFC